Filed By PerkinElmer, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: Packard BioScience Company

Commission File No.: 000-30385

To: All PerkinElmer Life Sciences Employees
From: John Engel

Re: Acquisition of Packard Bioscience

      I am very excited to share with you that we have entered into an agreement to acquire Packard Bioscience Company in a merger expected to close during the fourth quarter. This acquisition will immediately enhance our leadership position as a top three global provider of drug discovery tools. Packard brings strong complementary capabilities as a leading supplier of high growth automated liquid handling and sample preparation, exciting biochip technologies, and a strong service heritage. We believe this will create value and opportunities for our customers, employees, and shareholders. The news was released early this morning. You can access the press release on the corporate website at http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=PKI&script=410&layo ut=-6&item_id=190947.

      Beginning immediately, the Life Sciences team is rolling out our formal communication plan to provide you with more information regarding the transaction and address any questions you may have. There will be a series of site meetings in Boston, Brussels and Turku over the next few days, as well as conference calls and group meetings. I consider communication throughout this process to be essential and ask for clear and open discussions within the organization. After the closing of the transaction we will commence a 100-day integration plan under the leadership or Petri Myllyneva, who led the successful integration of NEN. This plan will address our Go to Market strategy, structure and processes and we will update you further as the plan is developed.

      Until the transaction closes, little will change. I ask you to continue to strive for the highest world class standards we have committed to without letting the transaction distract you. We will continue to serve customers as we do today. I also ask that you do not contact Packard employees about the transaction or discuss customers, opportunities, products, prices or other matters.

      Thank you for your support during this exciting period. I look forward to working together with you as we build PerkinElmer Life Sciences a world class company.

Alicia Linehan
PerkinElmer Life Sciences
Tele: 617-350-9457
Fax: 617-350-9454